

October 27, 2011

<u>Via E-mail</u>
Mary S. Wolf, President
Redstone Literary Agents Inc.
1842 E Campo Bello Drive
Phoenix, AZ 85022

      Re: **Redstone Literary Agents Inc.**
            Amendment No. 4 to Registration Statement on Form S-1
            Filed October 11, 2011
            File No. 333-173164

Dear Ms. Wolf:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. We note your response to comment five in our letter dated September 29, 2011 and we have reviewed the materials you have provided. We reissue our prior comment. Please provide copies of the reports or studies that support the qualitative and comparative statements contained in your prospectus. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. As examples only, you cite a recent report from the Association of American Publishers and a quote from USA Today, and yet you have not provided copies of these sources. Provide us with a copy of the sources marked to show the sections you reference. Also, the materials you provide in response to our comment, an article from Outskirts Press, states that eBooks outsold paper books for the first time on Christmas Day; it is not clear what statements this article is intended to support. Please direct us to the statements in your prospectus that are supported by this article.

      You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3264 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director